Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of, and for the year ended, December 31, 2022, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 11, 2023. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiary, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our product candidates;
●	the initiation, timing, continuation, progress and results of our current and future preclinical studies and clinical trials and our research and development programs, including expectations regarding enrollment in clinical trials;
●	the number of Vγ9Vδ2-T cells available for engagement by LAVA’s product candidates and the ability to increase those cells, including but not limited to the addition of low-dose interleukin-2 (IL-2);
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the safety profile of our product candidates, the potential market size and the rate and degree of market acceptance of our product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidates and manufacture our product candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;
●	the implementation of our business model and strategic plans for our business and product candidates;

●	our ability to establish sales, marketing and distribution capabilities;
●	our ability to enter into and maintain collaborations with third parties for the development or commercialization of our product candidates;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors” in our annual report on Form 20-F.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from rising interest rates, recent and potential future pandemics or other health crises, general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and international hostilities including between Russia and Ukraine or in the Middle East, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures.

The following discussion reflects the Company’s revision of previously issued condensed consolidated interim financial statements to adjust for immaterial prior period misstatements related to share-based compensation expenses. Further information regarding the revision is included in our condensed consolidated interim financial statements, "Note 12 — Revision of Immaterial Misstatements," which are included as Exhibit 99.1 to the Form 6-K to which this management’s discussion and analysis of financial condition and results of operations is an exhibit.

Overview

We are a clinical-stage immuno-oncology company focused on developing our proprietary Gammabody® platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. Using our Gammabody platform, we are developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma-delta (gd) T cells to elicit a robust, anti-tumor immune response and improve outcomes for cancer patients.

We were incorporated in February 2016 in the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred recurring losses. As of September 30, 2023, we had an accumulated deficit of $141.9 million.

In June 2023, we announced that the ongoing clinical trial of LAVA-051 targeting the CD1d-expressing hematological tumors, MM, CLL, and AML, is no longer recruiting and would be discontinued after no patients remain on treatment. The decision to discontinue the LAVA-051 clinical trial follows a recent review of the competitive landscape that has continued to evolve. The discontinuation of the clinical trial for LAVA-051 was not driven by safety concerns. As a result, we accrued an estimated $1.4 million in June 2023 for costs associated with the discontinuation of our clinical trial, contract manufacturing and bioanalytical activities for LAVA-051. Of this accrual, $0.7 million was incurred in the three months ended September 30, 2023 and the remaining accrual of $0.7 million is recorded in accrued expenses and other current liabilities on our condensed consolidated interim statements of financial position. In August 2023, we finalized a reduction in workforce of approximately 36% in the U.S. and the Netherlands to better align the Company’s resources with the Company’s focus on LAVA-1207 and redesigned focus on research and development.  The majority of the charges in connection with the reduction, approximately $0.5 million, was incurred in the three months ended September 30, 2023 and the implementation of headcount reductions, including cash payments, will be substantially completed by the end of 2023.

LAVA-1207

In 2022, we dosed the first patient in a Phase 1/2a clinical trial evaluating LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC). The open-label, multi-center, Phase 1/2a clinical trial will evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of our lead investigational product candidate, LAVA-1207. The Phase 1 dose-escalation phase is designed to determine a recommended Phase 2a dose of LAVA-1207. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC. Enrollment for the Phase 1/2a clinical trial for LAVA-1207 is ongoing and we have activated ten clinical trial sites in Europe and the United States.

In February 2023, at the American Society of Clinical Oncology Genitourinary Cancers Symposium (ASCO GU), we reported the most recent clinical data for the ongoing Phase 1/2a clinical trial of LAVA-1207. For the first five cohorts, these initial data demonstrated predictable and linear pharmacokinetics and on-mechanism pharmacodynamics and a favorable safety profile. Preliminary signs of anti-tumor activity were observed at week 8, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients and PSA levels stabilizing or decreasing in several patients. iRECIST is the immune response evaluation criteria in solid tumors, a set of published rules that define whether tumors in cancer patients have improved, stayed the same or worsened during treatment.

Trial enrollment and data accrual is progressing across 10 clinical trial sites in Europe and the United States. We expect to report additional data for the dose escalation phase of the trial in the third quarter of 2024, which if positive, we expect these results to allow us to rapidly design and enter into a future trial.

SGN-EGFRd2 (LAVA-1223)

In September 2022, we entered into an exclusive worldwide license agreement (Seagen Agreement) with Seagen Inc. (Seagen) to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes our proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022 and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from the single digits to the mid-teens, within a range of less than 10%, on future sales. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody platform on up to two additional tumor targets, which exclusive rights, if not exercised during a specified period, will expire. In January 2023, we entered into a supply agreement with Seagen to fulfill part of our obligations under the Seagen Agreement and began shipping investigational drug supply to Seagen in March 2023. As of September 30, 2023 all drug supply was shipped to Seagen. Seagen received investigational new drug application clearance for SGN-EGFRd2 (LAVA-1223) in advanced solid tumors from the United States Food and Drug Administration. During the third quarter Seagen initiated a Phase 1 study (NTC0598133) of SGN-EGFRd2 (LAVA-1223) to evaluate the safety and tolerability of Gammabody® as a monotherapy in advanced EGFR expressing solid tumors.

Janssen Agreement

In May 2023, a milestone payment of $2.5 million from Janssen Biotech, Inc. (Janssen) was triggered under the terms of the research collaboration and license agreement entered in May 2020 (Janssen Agreement) following the selection of a candidate novel bispecific antibody to engage gamma-delta T cells to an undisclosed tumor associated antigen for the treatment of cancer. Efforts are underway to advance the candidate toward the clinic. The payment of the $2.5 million milestone was received in July 2023. Under the terms of the agreement, we are eligible to receive future milestone payments upon the achievement of certain development and commercial milestones, including submission of an investigational new drug application. We are also entitled to receive tiered royalties based on commercial sales levels from low to mid-single digit percentages of net sales of licensed products for a fixed period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring ten years after such sale.

Comparison of the Three Months Ended September 30, 2023 and 2022 (unaudited):

Revenue from contracts with customers

Our revenue from contracts with customers was $0.1 million and $15.3 million for the three months ended September 30, 2023 and 2022, respectively. In connection with the Seagen Agreement, we recognized $0.1 million in revenue for the three months ended September 30, 2023, related to reimbursement for research activities and initial supply related stability studies.

Revenue from contracts with customers of $15.3 million for the three months ended September 30, 2022 related to the Seagen Agreement. Of that amount, $15.2 million related to the nonrefundable upfront payment and $0.1 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 million represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires.

Cost of sales of goods and providing services

Our cost of sales of goods and providing services was less than $0.1 million and zero for the three months ended September 30, 2023 and 2022, respectively, related to the cost of the initial supply related stability studies under the Seagen Agreement.

Research and development expenses

Below were our research and development expenses:

	Three Months Ended
	September 30,
(in thousands)	2023	2022	Variance
Pre-clinical and clinical trial expenses	$4,899	$10,943	$(6,044)
Personnel-related expenses	1,763	1,296	467
Facilities and other research and development expenses	622	389	233
Research and development activities expenses	325	675	(350)
Share-based compensation expense	303	394	(91)
	$7,912	$13,697	$(5,785)

The primary driver of our decrease in research and development expenses for the three months ended September 30, 2023 as compared to the same period in 2022 was pre-clinical and clinical trial expenses and research and development activities expenses, which decreased in total by $6.4 million. This decrease was primarily due to reduced manufacturing scale-up costs and reduced activities of the clinical trials as a result of the discontinuation of our clinical trial, contract manufacturing and bioanalytical activities for LAVA-051 announced in June 2023. Non-cash share-based compensation expenses decreased by $0.1 million due to the reversal of expenses associated with stock option forfeitures due to the research and development headcount reductions. Personnel-related expenses increased by $0.5 million primarily due to severance costs as a result of research and development headcount reductions. Facilities and other research and development expenses increased by $0.2 million primarily due to increased office and laboratory leases and increased travel costs.

General and administrative expenses

Below were our general and administrative expenses:

	Three Months Ended
	September 30,
(in thousands)	2023	2022	Variance
Professional and consultant fees	$887	$930	$(43)
Personnel-related expenses	742	1,047	(305)
Share-based compensation expense	621	447	174
Insurance, facilities, fees and other related costs	608	711	(103)
	$2,858	$3,135	$(277)

Personnel-related expenses decreased by $0.3 million due to a reduction in general and administrative headcount for the three months ended September 30, 2023, as compared to the same period in 2022. Non-cash share-based compensation expenses increased by $0.2 million for the three months ended September 30, 2023 as compared to the same period in 2022 primarily due to the option grants expense. Insurance, facilities, fees and other related costs and professional and consultant fees slightly decreased for the three months ended September 30, 2023, as compared to the same period in 2022.

Interest income (expense), net

Interest income, net was $0.8 million for the three months ended September 30, 2023, compared to interest expense, net of less than $0.1 million for the three months ended September 30, 2022. The increase in interest income was primarily due to higher interest yields on our investments in 2023. Interest income (expense), net includes interest income from investments, net of interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland and lease interest.

Foreign currency exchange gain, net

For the three months ended September 30, 2023 and 2022, foreign currency exchange gain decreased by $1.4 million, from $2.5 million during the three months ended September 30, 2022 to $1.1 million during the three months ended September 30, 2023. This decrease was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Comparison of the Nine Months Ended September 30, 2023 and 2022 (unaudited):

Revenue from contracts with customers

Our revenue from contracts with customers was $6.4 million and $16.8 million for the nine months ended September 30, 2023 and 2022, respectively. In connection with the Seagen Agreement, we recognized $3.9 million in revenue for the nine months ended September 30, 2023, related to reimbursement for research activities and delivery of initial supply and initial supply related stability studies. In connection with the Janssen Agreement, we recognized $2.5 million in revenue for the nine months ended September 30, 2023, related to a triggered milestone payment.

Revenue from contracts with customers of $16.8 million for the nine months ended September 30, 2022, primarily relates to the Seagen Agreement. In connection with the Seagen Agreement, we recognized $15.3 million in revenue for the nine months ended September 30, 2022. Of that amount, $15.2 million related to the nonrefundable upfront payment and $0.1 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 million represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires.

Additionally we recognized $1.5 million in revenue for the nine months ended September 30, 2022 related to the Janssen Agreement. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that was recognized on a straight-line basis over the two-year term of the research activities under the Janssen Agreement, as this method approximated the underlying research and development activities over time. As of September 30, 2023, we had no remaining deferred revenue related to this payment.

Cost of sales of goods and providing services

Our cost of sales of goods and providing services was $3.3 million and zero for the nine months ended September 30, 2023 and 2022, respectively, related to the cost of the initial supply delivery and related stability studies under the Seagen Agreement. Of this amount for the nine months ended September 30, 2023, $0.8 million related to costs of services related to stability studies for the product materials and $2.6 million related to costs of product materials.

Research and development expenses

Below were our research and development expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2023	2022	Variance
Pre-clinical and clinical trial expenses	$20,542	$20,926	$(384)
Personnel-related expenses	5,346	4,236	1,110
Facilities and other research and development expenses	1,842	1,101	741
Share-based compensation expense	1,427	1,596	(169)
Research and development activities expenses	1,297	1,706	(409)
	$30,454	$29,565	$889

The primary driver of our increase in research and development expenses for the nine months ended September 30, 2023 compared to September 30, 2022 was personnel-related expenses, which increased by $1.1 million. This increase was primarily due to the increased research and development headcount during 2023, compared to 2022, and the severance costs as a result of research and development headcount reductions in the second half of 2023. Facilities and other research and development expenses increased by $0.7 million primarily due to increased office and laboratory leases, costs related to move into our new facilities and increased travel costs. These increases were offset by decreased pre-clinical and clinical trial expenses and research and development activities expenses of $0.8 million. This decrease was largely due to reduced manufacturing scale-up costs and reduced activities of the clinical trials as a result of the discontinuation of our clinical trial, contract manufacturing and bioanalytical activities for LAVA-051 announced in June 2023. In addition, non-cash share-based compensation expenses decreased by $0.2 million primarily due to the reversal of expenses associated with research and development headcount reductions.

General and administrative expenses

Below were our general and administrative expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2023	2022	Variance
Personnel-related expenses	$2,932	$3,991	$(1,059)
Share-based compensation expense	2,687	1,691	996
Professional and consultant fees	2,667	2,664	3
Insurance, facilities, fees and other related costs	2,159	2,199	(40)
	$10,445	$10,545	$(100)

Personnel-related expenses decreased by $1.1 million due to reduction in general and administrative headcount for the nine months ended September 30, 2023, as compared to the same period in 2022. Non-cash share-based compensation expenses increased $1.0 million for the nine months ended September 30, 2023 as compared to the same period in 2022 primarily due to the reversal of expenses associated with stock option forfeitures due to the departure of our former chief financial officer in 2022. Insurance, facilities, fees and other related costs and professional and consultant fees remained fairly consistent between the nine months ended September 30, 2023 and 2022.

Interest income (expense), net

Interest income, net was $2.1 million for the nine months ended September 30, 2023, compared to interest expense, net of $0.2 million for the nine months ended September 30, 2022. The increase in interest income was primarily due to higher interest yields on our investments in 2023. Interest income (expense), net includes interest income from investments, net of interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland and lease interest.

Foreign currency exchange gain, net

For the nine months ended September 30, 2023 and 2022, foreign currency exchange gain decreased by $6.3 million, from $6.8 million during the nine months ended September 30, 2022 to $0.4 million during the nine months ended September 30, 2023. This decrease was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Liquidity and Capital Resources

As of September 30, 2023, we had cash, cash equivalents and investments totaling $104.6 million, compared to cash, cash equivalents and investments of $132.9 million as of December 31, 2022. We have historically funded our operations primarily through the issuance of preference shares prior to our IPO and from the sale of common shares in our IPO in March 2021, and proceeds from the Seagen Agreement and Janssen Agreement. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In April 2022, we entered into an Equity Distribution Agreement (EDA) with JMP Securities LLC (JMP) under which JMP, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the agreement up to a maximum of $50 million of shares of our common stock. We have not sold any of our common shares under the EDA to date.

In September 2022, we entered into the Seagen Agreement for the development, manufacture and commercialization of SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022.

In July 2023, under the terms of the Janssen Agreement, we received a milestone payment of $2.5 million from Janssen following the selection of a candidate novel bispecific antibody to engage gamma-delta T cells to an undisclosed tumor-associated antigen for the treatment of cancer in May 2023.

Cash and cash equivalents, and short-term marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. As of September 30, 2023 and December 31, 2022, cash consists of cash deposited with three financial institutions; account balances may exceed federally insured limits.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of September 30, 2023 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-1207;

●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gamma-delta engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the United States and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	develop a potential companion diagnostic;
●	incur additional legal, accounting and other expenses associated with operating as a public company;
●	address any events outside of our control, including, but not limited to, rising interest rates, recent and potential future pandemics or other health crises; and
●	general economic and market conditions and overall fluctuations in the United States and international equity markets, such as deteriorating conditions due to investor concerns regarding inflation and the international hostilities such as between Russia and Ukraine or in the Middle East.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following is a summary of our cash flows:

	For the Nine Months Ended
	September 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(28,852)	$(31,692)
Net cash (used in) provided by investing activities	(8,948)	13,485
Net cash (used in) provided by financing activities	(391)	299
Net decrease in cash and cash equivalents	$(38,191)	$(17,908)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2023 was $28.9 million compared to $31.7 million for the nine months ended September 30, 2022. During the nine months ended September 30, 2023, we incurred net losses of $35.3 million and had $1.2 million amortization of premium on investments, primarily offset by noncash share-based compensation expenses of $4.1 million and changes in working capital of $3.2 million. During the nine months ended September 30, 2022, we incurred net losses of $16.8 million, foreign currency exchange gains of $6.8 million and changes in working capital of $11.9 million, primarily offset by noncash share-based compensation expenses of $3.3 million.

Cash Flows (Used in) Provided by Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2023 were $8.9 million and primarily consisted of $53.9 million purchases of investments and $0.7 million of equipment purchases, offset by $45.7 million of investments matured. Cash flows provided by investing activities for the nine months ended September 30, 2022 were $13.5 million and primarily consisted of $60.4 million on investments matured, offset by $46.5 million purchases of investments and $0.3 million of equipment purchases.

Cash Flows (Used in) Provided by Financing Activities

Cash flows used in financing activities for the nine months ended September 30, 2023 were $0.4 million and consisted of $0.7 million in principal payments on operating lease liabilities offset by $0.3 million in proceeds from Innovation Credit borrowings. Cash flows provided by financing activities for the nine months ended September 30, 2022 were $0.3 million and consisted of $0.5 million in proceeds from Innovation Credit borrowings offset by $0.2 million in principal payments on operating lease liabilities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD. We have received payments in USD under our collaborations and the proceeds from our initial public offering in March 2021 were in USD and we execute some transactions in USD. As a result, we are exposed to volatility in the condensed consolidated interim statements of profit and loss related to USD amounts and transactions occurring in a Euro functional entity, the impacts of which we have disclosed above. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have interest-bearing debt with third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit ratings assigned by international credit-rating agencies. Our banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made. We hold a portion of our bank deposits in a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, continuously monitoring our cash forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds are available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021, and research and license agreements with strategic partners.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3 to our condensed consolidated interim financial statements. The interim financial data as of September 30, 2023 and 2022, and for the three and nine months ended September 30, 2023 and 2022 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in Item 3 of our annual report on Form 20-F filed by the Company on April 11, 2023 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also affect its business, financial condition and/or future operating results.